UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter GSV Capital Corp. 2925 Woodside Road Woodside, CA 94062 File No. 812-14246	SECOND AMENDED AND RESTATED APPLICATION FOR A CERTIFICATION PURSUANT TO SECTION 851(e) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED

Written or oral communications regarding this Application
should be addressed to:

Robert E. Plaze, Esq.
Stroock & Stroock & Lavan LLP
1875 K Street, N.W.
Suite 800
Washington, D.C. 20006-1253

With copies to:

William Tanona
Chief Financial Officer, Treasurer and Corporate Secretary
GSV Capital Corp.
2925 Woodside Road
Woodside, CA 94062

This Application (including Exhibits) consists of 29 pages.
The Exhibit Index is on page 26.

I.INTRODUCTION

GSV Capital Corp. ("Applicant" or "GSV") hereby submits this application (the "Application") to the Securities and Exchange Commission (the "Commission"), pursuant to Section 851(e) of the Internal Revenue Code of 1986, as amended (the "Code"), for a certification that Applicant is principally engaged in the furnishing of capital to other corporations which are principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available.

Applicant proposes to qualify as a "regulated investment company" under Section 851(a) of the Code for the fiscal year ended December 31, 2013. The certification being sought is a prerequisite to qualification, pursuant to the provisions of Section 851(e), as a regulated investment company under Section 851(a).

II.THE APPLICANT

Applicant is an externally managed non-diversified closed-end management investment company that has elected to be treated as a business development company ("BDC").  Applicant was incorporated under the laws of the State of Maryland in September 2010.  Its securities are registered with the Commission pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.  On April 27, 2011, Applicant elected to become regulated as a BDC pursuant to Section 54(a) of the Investment Company Act of 1940, as amended (the "1940 Act").

Applicant's investment portfolio currently consists, and, since its formation in 2010, has consisted, primarily of equity and equity-related investments in rapidly growing technology companies that are principally engaged in the development and commercialization of social-mobile, cloud computing, internet commerce, green technology, and education technology.  Applicant currently expects that its portfolio companies, as well as the companies in which it expects to invest in the future, will continue to be engaged in the development or exploitation of inventions, technical improvements, new processes, or products not previously generally available.   Many of Applicant's portfolio companies are privately held, thinly-capitalized start-up companies.  All of Applicant's investments were made in companies before the initial public offering of their securities, although some are now publicly traded.  As of December 31, 2013, Applicant had total assets of $377,947,558.

III.DISCUSSION

A.	Applicable Law

Section 851 of the Code sets forth the general requirements a corporation must satisfy in order to qualify for treatment as a regulated investment company under Subchapter M of the Code (a "RIC").  A RIC is defined in Section 851(a) as "any domestic corporation which, at all times during the taxable year, is registered under the [1940 Act] as a management company or unit investment trust, or has in effect an election under such Act to be treated as a business development company."  Section 851 also imposes certain conditions and limitations upon a corporation seeking to qualify as a RIC, including a requirement, set forth in Section 851(b)(3)(A), that a RIC hold a diversified portfolio of securities.

More particularly, Section 851(b)(3)(A) provides that an investment company or BDC seeking to qualify as a RIC must, as of the close of each quarter of the taxable year, have at least 50% of the value of its total assets (the "50% asset diversification test") represented by cash and cash items (including receivables), Government securities and securities of other regulated investment companies, and other securities for purposes of this calculation limited, except and to the extent provided in Section 851(e), in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of the investment company or BDC (the "5% position test") and to not more than 10% of the outstanding voting securities (the "10% voting stock test") of such issuer.  Applicant is a non-diversified company and thus no similar diversification requirements apply under the 1940 Act.

B.	Need for the Certification

1.	Failure to Meet the 10% Voting Stock Test

Applicant, like many venture capital funds, holds positions in smaller companies that are large in relation to the market capitalization of the companies, and that represent more than 10% of the outstanding voting securities of such companies.  During its 2013 tax year, Applicant held stock in 14 of these companies, some of which are blocker subsidiaries through which portfolio investments are held, as discussed below.  If Applicant were unable to include its investments in these companies as qualifying assets for purposes of the 50% asset diversification test of Section 851(b)(3)(A), by reason of its voting stock ownership therein, Applicant would fail the 50% asset diversification test for its 2013 tax year and not qualify as a RIC.

Section 851(e), however, provides that investment companies that engage in venture capital investing are subject to a less restrictive asset diversification test than the test described above that applies to RICs generally.  But this less restrictive diversification test applies to a RIC only if the Commission issues the type of certification that Applicant requests.1  In pertinent part, Section 851(e) provides that
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1	The Commission has not adopted regulation called for in Section 851(e); the Internal Revenue Service (the "IRS"), however, has adopted regulations, which are codified at 16 CFR 1.851-6.

[i]f the . . . Commission determines, in accordance with regulations issued by it, and certifies to the Secretary not earlier than 60 days prior to the close of the taxable year of a management company or a business development company . . . that such investment company is principally engaged in the furnishing of capital to other corporations which are principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available, such investment company may, in the computation of 50 percent of the value of its assets under subparagraph (A) of subsection (b)(3) for any quarter of such taxable year, include the value of any securities of an issuer, whether or not the investment company owns more than 10 percent of the outstanding voting securities of such issuer, the basis of which, when added to the basis of the investment company for securities of such issuer previously acquired, did not exceed 5 percent of the value of the total assets of the investment company at the time of the subsequent acquisition of securities.

As provided by the above, issuance of the certification should enable Applicant to satisfy the 50% asset diversification test of Section 851(b)(3)(A) without regard to the 10% voting stock test contained therein and by satisfying a more relaxed 5% position test based on the aggregate cost basis of each of its investments relative to the value of its total assets.

2.	Treatment of Blocker Subsidiaries

A small percentage of Applicant's portfolio consists of control investments in "blocker subsidiaries" through which portfolio investments are held.  The Commission is familiar with use of blocker subsidiaries by BDCs and other types of investment companies. The blocker subsidiaries are wholly-owned and controlled by Applicant, have no employees, and engage in no activities other than holding securities of portfolio companies.  On several occasions, the Commission and its staff have treated indirect ownership of a security through a blocker subsidiary as ownership of the security itself and looked to the assets of the wholly-owned subsidiary rather than the interests in the subsidiaries themselves for purpose of determining whether the investment company met various requirements.2
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2
See, e.g., Fifth Street Finance Corp., Investment Company Act Release No 29500 (Nov. 18, 2010) (notice), Investment Company Act Release No. 29526 (Dec. 14, 2010) (order) (assets of wholly-owned subsidiary treated as those of BDC for purpose of determining whether the BDC met certain requirements); MCG Capital Corporation, Investment Company Act Release No. 28427 (notice) (Sept. 20, 2008), Investment Company Act Release No. 28474 (Oct. 28, 2008) (same).

U.S. Generally Accepted Accounting Principles effectively treat blocker subsidiaries the same way as the Commission has by permitting issuers of financial statements to fully consolidate blocker subsidiaries.  Blocker subsidiaries are not, however, consolidated for tax purposes.  Thus, for purposes of the 50% asset diversification test of Section 851(b)(3), Applicant does not "look through" to the underlying portfolio investments, but instead treats each blocker subsidiary as a separate investment.

If the Commission were to issue Applicant the requested certification, the less restricted asset diversification test provided for in Section 851(e) would operate at the blocker subsidiary (unconsolidated) level.  Applicant would be entitled to include, as a qualifying asset for the purposes of the 50% asset diversification test, its investment in each blocker subsidiary, provided Applicant's aggregate cost basis in the stock of such blocker subsidiary did not exceed 5% of the value of Applicant's total assets at the time of the last investment in such blocker subsidiary, whether or not Applicant held more than 10% of the outstanding voting securities of such blocker subsidiary.

C.	Qualifications for an Order

Since its election to be treated as a BDC, Applicant has invested a substantial percentage of its total assets in late-stage venture-backed private companies that Applicant projected to be 18 to 36 months from a liquidity event (e.g., an initial public offering or merger).  Applicant's portfolio companies represent a broad range of industry segments, including social-mobile, cloud computing, internet commerce, green technology and education technology.  A substantial number of the portfolio companies have developed new technology and are (or are seeking to) commercially exploit the technology.  As discussed below, Applicant believes that it meets the qualifications for the certification it is requesting pursuant to Section 851(e).

Section 851(e) was designed to prevent the diversification requirements of Subchapter M from acting as an impediment to the investment by RICs in "small, innovating ventures which are so important for long-run economic progress."3  It was designed to encourage investment companies, such as Applicant, to invest in companies principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available.4
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3	H.R. Rep. No. 82-586 (1951), reprinted in 1951 U.S.C.C.A.N. 1781, 1816
4	Id.

It is clear from the legislative history that Congress expected that investment companies relying upon the less restrictive asset diversification standard of Section 851(e) would be "venture capital companies," although the text of Section 851(e) addresses only the nature of the business in which development corporations must engage.  On its face, the statute would permit a traditional equity mutual fund that invested in either small or large public companies to obtain a certification, as long as the portfolio companies are principally engaged in exploiting inventions or other innovations, e.g., large pharmaceutical companies.  We understand, however, that in light of the legislative history of Section 851(e), the Commission will only entertain requests for certifications from an investment company that, in addition to being principally engaged in furnishing capital to development corporations, is principally engaged in venture capital investing.  Applicant believes it meets both of these criteria.  Each of these qualifications will be addressed separately.

1.	"Principally Engaged in the Furnishing of Capital to Development Corporations"

a.	Criteria for Determination of Whether a Portfolio Company is a Development Corporation

As noted above, under Section 851(e), a development corporation is a company "principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available."  Under applicable IRS regulations, the relevant date for determining whether a portfolio company is considered a development corporation is the date on which an interest in the company was first acquired.5  If at that time the company qualified as a development corporation, then the company is considered to be such for at least10 years thereafter.6  Applicant has not held a position in any portfolio company for 10 years and thus the 10-year limitation is not a relevant consideration.
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5
16 CFR 1.851-6(a)(2) ("[U]nless the [Commission] determines otherwise, a corporation shall be considered to be principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available, for at least 10 years after the date of the first acquisition of any security in such corporation or any predecessor thereof by such investment company if at the date of such acquisition the corporation or its predecessor was principally so engaged, and an investment company shall be considered at any date to be furnishing capital to any company whose securities it holds if within 10 years before such date it had acquired any of such securities, or any securities surrendered in exchange therefor, from such other company or its predecessor.").

6	Id.

Under Section 851(e), a company may be a development corporation if it is principally engaged in either the development or the exploitation of new technological developments.  Thus, for example, both a company that develops a new technology for which it seeks a patent, and a company that purchases the patent and seeks to commercialize the patent (i.e., exploit it) would be considered development corporations.  It follows that a company that develops a new form of technology and seeks thereafter to commercially exploit the technology would be a development corporation, even if all further technological development subsequently has ceased.  Most of the portfolio companies have developed, and during the 2013 tax year were commercially exploiting, new technology, products or processes.  As is required today of any successful technology company, to Applicant's knowledge, all of the portfolio companies continue to make significant investments in innovation.  Indeed, the reason Applicant has invested in the portfolio companies is the potential value created by their continued investment in innovation.  By Applicant's count, the 49 portfolio companies Applicant held at the end of 2013 held 1,164 patents on new technology and had 468 patents pending.

Twitter, perhaps one of the best known of Applicant's portfolio companies, is a good example.  Twitter invented the "tweet" and "hashtag" functionality that enables people to instantly deliver a message to "followers."  When Applicant first invested in Twitter in August 2011 (before Twitter's November 2013 initial public offering), more than half of Twitter's employees were engaged in developing new technologies designed to expand and further commercially exploit its network.  Twitter has been awarded six patents and has approximately 80 patents pending globally on its innovative technologies.  One patent was received for a new technology called a "device independent message distribution platform," which translates messages based on the destination of the user information and message endpoints and transmits the message to each endpoint of the message across SMS, IM and email, essentially enabling text messaging, instant messaging and email messaging to communicate.  Twitter is also developing sophisticated proprietary algorithms that match advertiser demand with users by placing promoted accounts into a user's Twitter experience in a way that optimizes both the user experience and the value that Twitter delivers to advertisers.

Many of the portfolio companies are leading developers of new technologies that have enormous commercial potential.  For example, Dropbox has pioneered technology critical to development of cloud data storage systems.  Solexel is developing low cost, high performance photovoltaic solar technology that has the potential to transform shingles on commercial and residential buildings into to photovoltaic receptors.  ZocDoc has developed a website that permits patients to find a doctor and schedule an appointment similar to the way in which diners can make dinner reservations on OpenTable.com.  ZocDoc is further expanding its platform to provide digital solutions to other inefficiencies associated with scheduling medical appointments, for example, by integrating information about the patient's health insurance policy directly when an appointment is booked.

Attached as Schedule A is a list of Applicant's portfolio companies as of December 31, 2013 that Applicant believes should be considered to be development corporations.  In reaching this conclusion, Applicant has relied upon information provided by the portfolio companies and others in materials that include, but are not limited to, offering circulars, prospectuses, analyst reports, internal company memoranda, and publications and websites believed to be reliable sources of information.  Attached as Schedule B is a list of Applicant's portfolio companies as of December 31, 2013 that Applicant does not assert to be development corporations.

The following table shows the composition of Applicant's total assets as of the end of each calendar quarter of 2013:

Assets	Mar. 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013
Investments in portfolio companies that Applicant believes are development corporations (i.e., are engaged in the business activities required by Section 851(e))	$172,092,299	$192,486,128	$205,861,919	$297,237,399
Investments in portfolio companies that Applicant does not assert to be development corporations	$50,062,306	$51,712,358	$47,121,527	$58,146,254
Cash and cash equivalents	$22,818,379	$4,634,110	$67,310,704	$18,106,667
Other assets	$447,253	$326,398	$4,236,530	$4,457,238
Total assets	$245,420,237	$249,158,994	$324,530,680	$377,947,558

b.	"Principally Engaged"

Based upon its understanding of the statutory criteria, Applicant believes that between 77.3% and 82.6% of its assets were invested in development corporations as of the end of each quarter of 2013.  We believe that this level of investment meets and exceeds the statutory standard for being considered principally engaged under any reasonable interpretation of the standard, even if the Commission were to disagree with our classification of some of the portfolio companies as development corporations.  The levels of Applicant's portfolio holdings are in line with the Commission's precedents.7
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7
The Commission has issued a number of certifications pursuant to Section 851(e), although only to a few funds. Harris & Harris Group, Inc. ("Harris & Harris Group"), Investment Company Act Release Nos. 30604 (July 22, 2013); 30104 (June 15, 2012); 29736 (July 22, 2011); 29289 (May 28, 2010); 28761 (June 9, 2009); 28294 (May 30, 2008); 27870 (June 20, 2007); 27398 (June 16, 2006); 26908 (June 15, 2005); 26467 (June 15, 2004); 25990 (Apr. 2, 2003); 25454 (Mar. 7, 2002); 24888 (Mar. 8, 2001); 24314 (Feb. 24, 2000); 23102 (Apr. 6, 1998); see also Greater Washington Investors, Inc. ("Greater Washington Investors"), Investment Company Act Release No. 6604 (July 2, 1971); American Enterprise Development Corp. ("American Enterprise"), Investment Company Act Release No. 6501 (May 3, 1971); Boston Capital Corp., et al. ("Boston Capital"), Investment Company Act Release No. 6054 (May 14, 1970); American Research and Development Corp. ("American Research"), Investment Company Act Release No. 4817 (Jan. 12, 1967).

We have reviewed, quarter by quarter, information regarding investment levels in development corporations contained in certifications the Commission has issued over the years pursuant to Section 851(e).8  Investment companies receiving such certifications have asserted investment levels in development corporations as low as 50.3% and as high as 99.9%.  We infer from these certifications that the Commission has required that at least a majority of an investment company's assets (as a percentage of total assets less cash equivalents) be invested in development corporations as of the end of each quarter in the tax year in order to grant a certification pursuant to Section 851(e), a threshold Applicant exceeds by a significant margin.  The following table shows, with respect to Applicant as well as certain investment companies that have been issued certificates pursuant to Section 851(e), the investment levels in development corporations (as a percentage of total assets less cash equivalents) as of the end of each calendar quarter of the relevant tax year:
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8
Those certifications indicate that the Commission evaluated (or accepted the relevant applicant's analysis of) whether an investment company is "principally engaged" in investing in development corporations without regard to the investment company's holdings of cash or cash equivalents.  Accordingly, Applicant has omitted cash holdings from its analysis.

Investment Company (Tax Year)	Development Corporation Investments As a Percentage of Total Assets Less Cash Equivalents
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
GSV (2013)	77.3%	78.7%	80.0%	82.6%
Harris & Harris Group (2013)9	98.5%	93.8%	78.1%	95.3%
Harris & Harris Group (2012)	97.7%	97.5%	97.4%	98.5%
Harris & Harris Group (2011)	94.1%	97.1%	97.1%	97.0%
Harris & Harris Group (2010)	97.9%	99.0%	99.2%	99.0%
Harris & Harris Group (2009)	98.6%	98.9%	99.1%	99.3%
Harris & Harris Group (2008)	95.5%	98.6%	98.2%	98.3%
Harris & Harris Group (2007)	93.1%	94.2%	95.2%	94.8%
Harris & Harris Group (2006)	93.1%	94.4%	94.5%	93.2%
Harris & Harris Group (2005)	93.2%	93.4%	96.5%	93.5%
Harris & Harris Group (2004)	92.6%	92.7%	93.4%	92.7%
Harris & Harris Group (2003)	91.9%	91.3%	90.2%	91.0%
Harris & Harris Group (2002)	94.0%	92.5%	95.5%	81.1%
Harris & Harris Group (2001)	96.8%	95.4%	94.4%	91.2%
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9	This information was taken from Harris & Harris Group's amended application for a certification pursuant to Section 851(e) filed with the Commission on September 18, 2014 (File No. 812-14317).

Investment Company (Tax Year)	Development Corporation Investments As a Percentage of Total Assets Less Cash Equivalents
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Harris & Harris Group (2000)	98.9%	98.6%	95.1%	96.3%
Harris & Harris Group (1999)	57.2%	64.6%	73.8%	91.6%
Harris & Harris Group (1997)	51.5%	55.8%	50.3%	52.8%
American Enterprise (1970)	98.0%	96.1%	96.0%	96.8%
Greater Washington Investors (1970)	99.3%	97.9%	97.6%	97.6%
Boston Capital (1969)	-	99.9%	99.7%	99.7%
American Research(1966)	99.6%	99.8%	99.5%	-

c.	"Furnishing of Capital"

Section 851(e) requires investment companies to be "principally engaged in the furnishing of capital" to Development Companies.  Approximately 52% of Applicant's portfolio securities were directly acquired from the issuers of those securities.  Approximately 66% of Applicant's portfolio securities were acquired either from the issuers or from the issuers' founders.  An investment by Applicant in a portfolio company through the acquisition of securities of the company from the founders at a time when the company is a suitable investment for a venture capital company should be regarded as the provision by Applicant of "replacement" or "step-in-the-shoes" capital to the company, as if the founders were redeemed out of their investment in the company and Applicant contributed its own "start-up" capital to the company.  All of Applicant's shares of the portfolio companies were acquired before the portfolio companies' securities were publicly traded.

*           *           *           *           *

Accordingly, Applicant is principally engaged in the furnishing of capital to other corporations which are principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available, as required by Section 851(e).

2.	Applicant's Status as a Venture Capital Company

As noted above, the requirement that the investment company be a "venture capital company" is not found in Section 851(e).  The legislative history of that section, however, indicates that Congress intended the benefits of Section 851(e) to be available to "so-called venture capital companies,"10 but it offers no additional guidance on the characteristics of a venture capital company.
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10	H.R. Rep. No. 82-586 (1951), reprinted in 1951 U.S.C.C.A.N. 1781, 1815.

Applicant holds itself out to be a venture capital company.  Applicant's investment objectives set forth in its prospectus filed as part of its registration statement with the Commission describe Applicant as engaged in venture capital investing.11  The Prospectus' statement of risks explains in the plainest possible language that Applicant's investments in the "rapidly growing venture capital backed emerging companies
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11
See the prospectus supplement, dated May 11, 2012 (the "Prospectus Supplement"), filed on that date with the Commission pursuant to Rule 497 under the Securities Act of 1933, as amended (the "Securities Act"), to the prospectus, dated May 10, 2012, filed on that date with the Commission as part of Applicant's Registration Statement on Form N-2 under the Securities Act (File No. 333-180416), under the heading "Summary—Overview" at 2 ("We invest principally in the equity securities of rapidly growing venture capital-backed emerging companies.").

that [Applicant is] targeting may be extremely risky and [Applicant] could lose all or part of [its] investments."12
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12	Prospectus Supplement under the heading "Risk Factors" at 7.

Applicant is regulated as the equivalent of a venture capital company.  Applicant has elected to be and was qualified as a BDC at all times during 2013.  Accordingly, as required by Section 55 of the 1940 Act, Applicant invested not less than 70% of its assets in certain "eligible portfolio companies," as defined in the 1940 Act, to which it makes available significant managerial assistance.  These restrictions were designed by Congress "to assure that companies electing special treatment as [BDCs] are . . . companies providing capital and assistance to small developing or financially troubled businesses that are seeking to expand, not passive investors in large, well-established businesses."13  Applicant did not invest in any financially troubled or bankrupt companies during its 2013 tax year.   The Commission has issued certifications pursuant to Section 851(e) to Harris & Harris Group, Inc., another BDC.
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13	H.R. Rep. No. 96-1341, at 23 (1980), reprinted in U.S.C.C.A.N. 4800, 4805.

To illustrate that Applicant qualified as a BDC during 2013, the following table shows the composition of Applicant's total assets as of the end of each calendar quarter of 2013:

Assets	Mar. 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013
Investments that qualify under Section 55(a) of the 1940 Act	$206,486,257	$228,015,560	$236,087,689	$203,493,195
Investments that do not qualify under Section 55(a)	$15,668,348	$16,182,926	$16,895,757	$151,890,458
Cash and cash equivalents	$22,818,379	$4,634,110	$67,310,704	$18,106,667
Total investments and cash equivalents	$244,972,984	$248,832,596	$320,294,150	$373,490,320
Other assets	$447,253	$326,398	$4,236,530	$4,457,238
Total assets	$245,420,237	$249,158,994	$324,530,680	$377,947,558

Finally, all of the portfolio securities held by Applicant were acquired in private offerings before the portfolio company had made an initial public offering.14  Although several of the portfolio companies had, at the end of Applicant's 2013 tax year, made an initial public offering of their securities, none had made a public offering of its securities at the time Applicant acquired its position.  Applicant submits that the Commission should, in determining whether Applicant is a venture capital company, evaluate Applicant's portfolio holdings as of the time they were acquired and take significant note that Applicant had not invested in any companies that were public companies at the time of its investment.  This approach is consistent with IRS regulations implementing Section 851(e), which directs the Commission to evaluate whether the issuer of a portfolio security is a development corporation by reference to the time when the security was acquired rather than during the tax year for which the investment company requests a certification from the Commission.15  It is also consistent with the approach taken recently by the Commission in defining the term "venture capital fund" under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), as amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act").
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14	While Applicant's prospectus discloses that it reserves the right to opportunistically invest in publicly held companies, during 2013 it made no such investments.
15	See discussion at note 5 above.

Section 411 of the Dodd-Frank Act exempted from the registration requirements of the Advisers Act an investment adviser to a "venture capital fund" and directed the Commission to adopt a definition of the term.  In Rule 203(l)-1 under the Advisers Act, the Commission adopted a definition of venture capital fund that requires at least 80% of the fund's assets to be invested in securities of issuers that are not "reporting" companies (and thus have not made a public offering)16 but imposes no limitation on the ability of a venture capital fund to hold publicly traded securities as long as the securities were acquired directly from the issuer.17
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16
Rule 203(l)-1(c)(3)(i) under the Advisers Act (definition of "qualifying investment" includes an equity security issued by a "qualifying portfolio company," which is defined in the rule as company that, among other things, at the time of any investment by the private fund, was not a reporting or foreign traded company); see also Exemptions for Advisers to Venture Capital Funds, Private Fund Advisers With Less Than $150 Million in Assets Under Management, and Foreign Private Advisers, Investment Advisers Act Release No 3222 (June 22, 2011) (the "Advisers Act Release") at 39 (use of the exclusion of a company that was a "reporting" or "foreign traded company" was designed to exclude publicly traded companies).

17
Advisers Act Release at 35-36 ("Under the definition, a venture capital fund may continue to treat as a qualifying investment any previously directly acquired security of a portfolio company that subsequently becomes a reporting company.").

*           *           *           *           *

Accordingly, Applicant is the type of venture capital company that Congress contemplated would rely upon and benefit from the less restrictive asset diversification standards of Section 851(e).

IV.CERTIFICATION REQUESTED

In light of the composition of Applicant's investment portfolio, Applicant will need to rely on the provisions of Section 851(e) in order to qualify as a RIC.  Obtaining the requested certification is a prerequisite to relying on Section 851(e).  For the reasons set forth above, we believe that it is appropriate and in the public interest and consistent with the best interest of Applicant's shareholders for the Commission to issue the requested certification pursuant to Section 851(e) and hereby requests that such certification be issued.

V.AUTHORIZATION

Under Maryland law and the Articles of Incorporation and bylaws of Applicant, Applicant's business and affairs are to be conducted by its board of directors.  In accordance with Maryland law and the Articles of Incorporation and bylaws of Applicant, resolutions were adopted by Applicant's board of directors authorizing the appropriate officers of Applicant to prepare, execute, and file with the Commission an application, and any amendments thereto, for a certification pursuant to Section 851(e) of the Code.  A copy of these resolutions is attached hereto as Exhibit A.  Accordingly, the persons signing and filing this Application have been duly authorized to do so.

Applicant has caused this Application to be duly signed on its behalf in the county of San Mateo in the City of Woodside on the 15th day of December 2014.

GSV CAPITAL CORP.

By:	/s/ William Tanona
William Tanona
Chief Financial Officer, Treasurer
and Secretary

Attest:	/s/ Betine Lee

VI.VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated December 15, 2014 for and on behalf of GSV Capital Corp.; that he is the Chief Financial Officer, Treasurer and Secretary of GSV Capital Corp.; and that all actions by shareholders, directors, and other bodies necessary to authorize deponent to execute and file this Application have been taken.  Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information, and belief.

/s/ William Tanona
William Tanona
Chief Financial Officer, Treasurer
and Secretary

Sworn and subscribed to before me, a notary public, on this 15th day of December, 2014.
/s/ Betine Lee
Commission #2019407
Notary Public - California
San Mateo County
My Comm. Expires April 12, 2017

SCHEDULE A

Portfolio Companies Considered to Be Development Corporations

Applicant believes that the following portfolio companies are engaged in the business activities required by Section 851(e).  Unless otherwise indicated below, information is provided as of December 31, 2013.  The "Percentage of Equity held by Applicant" is reported for all portfolio companies on a voting equity basis.

1.	2U, Inc. (f/k/a 2tor, Inc.)

2U is an educational technology company that is a leading provider of cloud-based software solutions that permit non-profit colleges and universities to deliver high quality education to students anywhere.  In 2012, 2U (then called 2tor) was declared as the 8th most innovative educational company on Fast Company's list of the World's 50 Most Innovative Companies.  See "Most Innovative Companies 2012 – Industries – Top 10 – Education," Fast Company, Feb. 10, 2012, http://www.fastcompany.com/3017421/most-innovative-companies-2012/most-innovative-companies-2012-industries-top-10-education.

2U's cloud-based platform uses open-source technology and custom development of its own instructional design tools and learning components.  2U's application programming interface, or API, provides a standardized way to provision, manage, engage and deliver content to students, faculty and administrators.  The API supports advanced analytics that allow them to search and analyze student usage data to evaluate course content, inform continuous technology development and improve user experiences.  The API manages authentication and access for the entire technology stack and is designed to manage and interface with new technologies as they are introduced.  2U has a patent pending around its Bi-Directional Learning Tool.

GSV invested in 2U while it was still privately held.  In its prospectus dated March 27, 2014 filed with the Commission on March 28, 2014 in connection with its initial public offering, it described itself as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant's Total Assets: $11,310,709 / 2.99%

Date of Initial Investment: July 16, 2012

2.	4C Insights (f/k/a The Echo Systems Corp.)

4C is a "big data" analytics and social intelligence platform that mines public social data and applies proprietary algorithms to track relationships between audiences, behavior, and brand affinity.  4C now owns the largest collection of publicly available social profiles in the world, and analyzes those profiles with massive-scale algorithms to uncover sentiments and interests that advertisers use to decide where to place their advertising.  4C's technology is able to uncover relationships between human behavior and brands/products that were previously unable to be discerned, enabling consumers to get far more targeted and relevant advertising, and brands to reach consumers who might actually be the best users of their products.  Additionally, 4C has partnered with ABC television to uncover the relationships between social media and television viewing habits-- an entirely new category of human behavior and emotions.  See John Pletz, "Northwestern big-data spinout gets $5M from Jump," Crain's Chicago Business, Jan. 22, 2014, http://www.chicagobusiness.com/article/20140122/BLOGS11/140129928.  GSV made its initial investment in 4C in November 2011.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant's Total Assets: $229,234 / 0.06%

Date of Initial Investment: November 14, 2011

3.	AliphCom, Inc. (d/b/a Jawbone)

Jawbone is the creator of consumer and wearable devices, ranging from sensor-enabled bracelets, to noise-absorbing headsets, to wireless sound boxes.  Jawbone has developed a number of new technologies including its "UP" system, a wearable wrist band that helps people live better by providing personalized information to the wearer into how they sleep, move and eat.  Its open application programming interface (API) UP Platform includes applications that integrate with UP to offer new, customized experiences.  Jawbone has over 600 patents granted or pending related to its applications and wearable technology manufacturing processes.  Jawbone is also the creator of the "JAMBOX" family of wireless speakers, the "ERA" Bluetooth headsets, and "NoiseAssassin" technology.  See Alex Konrad, "Jawbone Makes Progress On Its $250 Million Funding Round As Apple Watch Looms Over," Forbes (Sept. 26, 2014), available at http://www.forbes.com/sites/alexkonrad/2014/09/26/jawbone-makes-progress-on-its-250-million-funding-round-as-apple-watch-looms-over/#.  GSV's initial investment occurred in April of 2013.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant's Total Assets: $782,189 / 0.21%

Date of Initial Investment: May 17, 2013

4.	Bloom Energy Corporation

Bloom Energy is an alternative energy company that has developed fuel cell technology that takes fuels and oxygen from the air to make an electrical current.  Bloom Energy has designed a system to recycle the heat generated from the energy conversion in the process of mixing incoming natural gas with steam, which is needed with this type of fuel cell. Bloom Energy converts natural gas or renewable biogas into electricity using a direct electrochemical reaction without combustion.  Bloom technology was featured on "60 Minutes" on February 18, 2010 in a segment titled "The Bloom Box: An Energy Breakthrough?"  GSV made its initial investment in the company in April 2012.  Bloom Energy has 20 issued patents and has 150 patent applications pending.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant's Total Assets: $3,731,264 / 0.99%

Date of Initial Investment: June 30, 2011

5.	Chegg, Inc.

Chegg developed and operates a digital learning platform that matches students with suppliers of various services.  Its technology helps students acquire and rent textbooks, help with homework, and find scholarships and internships.  It developed a new method of textbook rental that provides on-line access to content for limited reading sessions, permitting students to take margin notes that are preserved for later sessions.  The platform will decrease the cost of college textbooks, expanding access to college coursework.  Chegg has 4 patents, and 26 patents pending associated with its platform, which it is expanding to include other types of student services.  Chegg's business model is to build a "LinkedIn for students." See Katie Roof, "Chegg Shares Jump On Earnings, New Business Model," Fox Business, Aug. 4, 2014, http://www.foxbusiness.com/industries/2014/08/04/chegg-reports-earnings.  In 2012, Chegg was declared as the 4th most innovative educational company on Fast Company's list of the World's 50 Most Innovative Companies.  See "Most Innovative Companies 2012 – Industries – Top 10 – Education," Fast Company, Feb. 10, 2012, http://www.fastcompany.com/3017421/most-innovative-companies-2012/most-innovative-companies-2012-industries-top-10-education.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant's Total Assets: $8,551,589 / 2.26%

Date of Initial Investment: June 29, 2011

6.	Circle Media (f/k/a S3 Digital Corp.)

Circle Media is a marketing company that has developed and is exploiting software that measures the impact of sponsored events on "social buzz" and buying.  Drawing on ticketing data, Twitter, Instagram and other publicly available communications of attendees at gatherings (such as sports events), Circle Media aggregates data and processes it through algorithms to develop metrics for the impact of events and thus the value of sponsoring such events.  These algorithms capture not only the volume of communications, but also the nature of the communications through use of natural analysis software that classifies statements made by attendees (e.g., positive or negative).  The aim is to capture from social media the types of metrics that Nielson has captured from television watchers.  The companies hire Circle Media to help evaluate advertising opportunities, and help them understand how sponsored events affect people's thinking about brand names.  See Taylor Beck, "How This Ad Agency Is Measuring the Value of Awesome," Co.LABS, July 22, 2013, http://www.fastcolabs.com/3013213/tracking/analytics-2.0.  GSV made its initial investment in Circle Media in August 2013.

Percentage of Equity held by Applicant: Between 5% - 25%

Investment Value / Percentage of Applicant's Total Assets: $1,633,169 / 0.43%

Date of Initial Investment: November 21, 2012

7.	Control4 Corporation

Control4 is a pioneer in the development of systems that manage connected electronic devices in a consumer's home.  Control4's systems permit use of a single device to control televisions, entertainment systems, alarm systems, climate control systems and home security systems from a remote location using a web browser on a personal computer or tablet.  At the center of Control4 solution is an advanced software platform that interfaces with a wide variety of connected devices.  Control4 owns 41 United States patents and has 11 patent applications pending in the United States.  GSV initially invested in Control4 in October 2011, while Control4 was still a privately held company.  See "Control4 Rolls Out OS 2.6 Software Providing Enriched Streaming Audio and More," Hidden Wires, Sept. 17, 2014, http://hiddenwires.co.uk/2014/control4-rolls-out-os-2-6-software-providing-enriched-streaming-audio-and-more/

Percentage of Equity held by Applicant: Between 5% - 25%

Investment Value / Percentage of Applicant's Total Assets: $13,300,129 / 3.52%

Date of Initial Investment: October 6, 2011

8.	Coursera, Inc.

Coursera developed and now offers an interactive educational technology platform initially conceived by the founders in the Artificial Intelligence Lab at Stanford University.  As described by New York Times columnist Thomas Friedman, "Coursera hopes to revolutionize higher education by allowing students from all over the world to not only hear lectures but do homework assignments, be graded, receive a certificate for completing the course, and use that to find a better job or gain admission to a better school."  GSV invested in Coursera in June 2013.  Its apps, which are still being beta tested, allow software developers to empower individuals to improve their lives through education by partnering with top universities and organizations worldwide, to offer courses online for anyone to take, for free.  See

Thomas L. Friedman, "Come the Revolution," New York Times (May 15, 2012), available at http://www.nytimes.com/2012/05/16/opinion/friedman-come-the-revolution.html?_r=0.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant's Total Assets: $14,519,443 / 3.84%

Date of Initial Investment: June 18, 2013

9.	Cricket Media (f/k/a ePals Inc.)

Cricket Media has created the world's first safe and secure network of K-12 learners from around the world.  Over the past 5 years, Cricket Media has developed a network that allows (for example) a 5th grade class in Shenzen studying biology to interact with a 5th grade class studying the same topic in Washington, D.C.  The complex technology that Cricket Media has developed is covered by two patents around network-synchronized nodes and online collaboration across a network.  Millions of students in 1 million classrooms (and over 200 countries) are connected on Cricket Media's network.  Cricket Media has arrangements with the Smithsonian and National Geographic to provide educational content over the Cricket Media network.  GSV made its initial investment in Cricket Media in October 2013.

Percentage of Equity held by Applicant: Between 5% - 25%

Investment Value / Percentage of Applicant's Total Assets: $1,700,000 / 0.45%

Date of Initial Investment: October 22, 2013

10.	Dataminr, Inc.

Dataminr has developed software to discover breaking news events in real time around the world.  By using complex algorithms to analyze discrete mathematical signals among the 550 million Tweets posted to Twitter each day, Dataminr has become the standard used by news organizations, defense and law enforcement agencies, and financial services firms to receive breaking news first.  For example, users of Dataminr's service were alerted to the death of Osama bin Laden nearly 20 minutes before any major news service picked up the story.  After the Boston Marathon bombing, the City of Boston hired Dataminr to monitor threats in and around this year's event.  News organizations such as CNN and Gannet are currently beta testing the technology.  See Leslie Kaufman, "Tool Called Dataminr Hunts for News in the Din of Twitter," New York Times (Sept. 23, 2014), available at http://www.nytimes.com/2014/09/24/business/media/Dataminr-Scours-Social-Media-for-Hot-Tips.html?_r=0.  Dataminr holds as trade secrets the complex algorithms and mathematical underpinnings of its technology.  GSV made its initial investment in Dataminr in July 2012.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant's Total Assets: $4,034,837 / 1.07%

Date of Initial Investment: July 2, 2012

11.	DreamBox Learning, Inc.

Dreambox Learning developed and provides adaptive on-line learning technology for K-8th grade math students.   Its software captures every decision a student makes while learning, and adapts the course to suit the potential learning paths for each student.  The Company has won 35 technology and education awards in the industry, including the prestigious SIIA CODiE Award for Best P12-K Personalized Learning Solution, as well as Best Mathematics Instructional Solution.  Dreambox's software permits teachers to see how and why a student learns mathematics, in a fully online, cloud-based environment.  It also has a component that permits involvement of parents using the program at home.   Dreambox is being incorporated by elementary and middle school teachers in a "blended-learning"

curriculum that incorporates on-line learning.  The initial investment made by GSV was in December 2011.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant's Total Assets: $2,255,154 / 0.60%

Date of Initial Investment: December 5, 2011

12.	Dropbox, Inc.

Dropbox has pioneered technology critical to the development cloud data storage.  GSV's initial investment in Dropbox in 2011 anticipated the company's development of technology that would allow today's users to be able to create a folder on each of their computers, is stored in the cloud, and synchronized so that the contents of that folder are identical regardless of which computer or mobile device they are using to view the folder.  Today it is exploiting and further developing its technology in competition with Google and Amazon, lowering the cost of cloud storage and adapting it to satisfy niche markets.  Dropbox has been awarded 8 patents on this technology, and has an additional 79 patents pending.  See Quentin Hardy, "Bearing Down on Data Upstarts," New York Times (Aug 24, 2014), available at http://www.nytimes.com/2014/08/25/technology/box-dropbox-and-hightail-pivot-to-new-business-models.html?_r=0.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant's Total Assets: $15,855,197 / 4.20%

Date of Initial Investment: November 15, 2011

13.	Facebook, Inc.

GSV made its initial investment in Facebook in May 2011 when Facebook was still a private company that was developing an online platform which today connects over one billion people from around the world.  Although Facebook is known as a leading social media company, GSV invested in it as one of the world's most successful companies at building and exploiting new technologies.  In a 2012 article, Businessweek aptly described the company as follows:

Facebook builds a custom Web page every time you visit.  It pores over all the actions your friends have taken—their photos, their friends, the songs they listen to, the products they like—and determines in two-hundredths of a second which items you might wish to see, and in what order.  Each day, Facebook processes 2.7 billion "Likes," 300 million photo uploads, 2.5 billion status updates and check-ins, and countless other bits of data, and uses that mass of transactions to guesstimate which ads to serve up.  To manage the load, Facebook has created the world's largest, most efficient data-crunching machine.

"I think Facebook has the hardest information technology problem on the planet," says Mike Stonebraker, a computer scientist and longtime professor at the University of California at Berkeley.  "A company like Google certainly does innovative stuff, but Facebook solves the harder problem."  The company is essentially building a system that will serve as the model for the next wave of computing in which trillions of sensors, smartphones, and medical devices issue streams of data that must be analyzed instantly.  So far, Facebook actually has this monstrosity working.

Ashlee Vance, "Facebook: The Making of 1 Billion Users," Businessweek, Oct. 4, 2012, http://www.businessweek.com/articles/2012-10-04/facebook-the-making-of-1-billion-users#p2.

To accomplish this, Facebook has engineered a number of technical innovations on both the front-end (customer facing) and back-end (infrastructure) sides of the company, many of which are now standard practices used by other technology companies.  Facebook has a general research lab and an artificial intelligence research lab, both of which seek to create new tools and technical advancements for activities on the Internet.  On the consumer end, Facebook Profiles is a digital record of an individual's public life that other users can engage with.  Facebook invented features including photo tagging, the "Like" button, and other sharing features.  The "Like" button alone is clicked on 3.2 billion times every day (or over 1 trillion times a year).  The Facebook News Feed uses machine learning and artificial intelligence algorithms created by Facebook to analyze social interactions and to optimize the best news and updates for each of the over one billion people on Facebook.  Additionally, Facebook has created new advertising processes such as re-targeting, measurement methodology that are unprecedented in scale and unique to the platform.  On the infrastructure side, Facebook has been a leader in creating new languages, processes and data center design.  Facebook Messages, which combines messages, chat and email into a real-time conversation, is the first application in Facebook to use Apache HBase in production.  Facebook Messenger allows anyone in the world to communicate to anyone else in the world on the Facebook platform almost instantaneously.  Facebook created one of the world's best facial recognition systems, which combined advances in computer image recognition and machine learning.  Facebook developed a new data center plan that redesigns the structure of an entire data center from the ground up.  Facebook implemented a data warehouse that stores more than 15PB of data and loads more than 60TB of new data every day.  Facebook also created Cassandra, a noSQL database, which it open sourced and donated to the Apache Foundation.  Major companies such as Netflix, eBay and Cisco, now use Cassandra.  Facebook also created Hive, a Hadoop data warehouse system, which it also open sourced and is now being used by IBM, Netflix and other companies.  Recently, Facebook has taken on a major initiative to bring free internet access to the more than 5 billion people with a mobile phone, which has already begun in Zambia.  This project will expand the Facebook user base, while also improving access to health care in, and boosting the economy of, developing nations.  Facebook has been issued 56 U.S. patents and has 503 patents pending.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant's Total Assets: $9,563,750 / 2.53%

Date of Initial Investment: June 23, 2011

14.	JAMF

JAMF is a privately held software developer that builds enterprise management software for the Apple platform, permitting companies to integrate and manage various Apple devices, including mobile devices and employee's personal devices brought into the workplace.  JAMF's software is used by information technology administrators to manage a range of technology priorities within a company including machine deployment, software distribution, patching, issue resolution and protection of data.  JAMF's software technology integrates a wide range of digital applications and tools such as backup, anti-virus, virtualization, data encryption, communications and networking tools.  See Bruce Rogers, "JAMF Software Helps Enterprise Manage Apple Devices and Revitalize Eau Clair, Wisconsin," Forbes (May 16, 2014), available at http://www.forbes.com/sites/brucerogers/2014/05/16/jamf-software-helps-enterprise-manage-apple-devices-and-revitalize-eau-claire-wisconsin.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant's Total Assets: $4,999,964 / 1.32%

Date of Initial Investment: December 6, 2013

15.	Knewton

Knewton is an educational-technology start-up company.  It has pioneered adaptive learning technologies, which, by analyzing millions of data points around how individual learners actually learn, can provide an individualized path for any learner.  Its on-line educational tool compares answers to a question (including the time it took for the student to respond) to the answers provided by thousands of other people, sends the data through algorithms that Knewton has designed, and adjusts the following material to optimize its educational value.  The tool provides data to teachers that permits teachers to personalize the curriculum for each student.  The company's revolutionary technology was featured in a 2013 Time cover article. See Kayla Webley, "A is for Adaptive," Time, (June 17, 2013), available at http://content.time.com/time/magazine/article/0,9171,2145048,00.html.  The company is currently developing an entire global catalog of digital content and curriculum.

The Company has a single allowed patent around "Methods, Media, and Systems For Computer-Based Learning" and holds as trade secret the mathematical topologies and complex algorithms that underlie Knewton's technology.  Half of the company's 150 employees are technologists and/or engineers.  GSV made its initial investment in the company in December 2013.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant's Total Assets: $4,999,999 / 1.32%

Date of Initial Investment: December 16, 2013

16.	Learnist Inc. (f/k/a Grockit, Inc.)

Grockit has developed an online test prep service for students taking college and graduate school admissions tests.  At the time of GSV's initial investment in October 2011, Grockit represented a new way to prepare for standardized tests (such as the ACT, SAT and GMAT) by using Grockit software to power social connections among learners, as well as strongly predictive analytics to indicate how well a student is doing.  Grockit's predictive analytics engine provided highly meaningful results—Grockit's estimates of GRE scores, for example, were more predictive than ETS's (the administrator of the GRE) own estimate.  Grockit ultimately split its business into 2 parts: Grockit (test prep) and Learnist (an online storyboard approach to learning about thousands of topics from experts and peers).  The Grockit test prep assets were purchased by Kaplan, who is using these assets to drive new innovations in online test preparation for its millions of student learners.

Percentage of Equity held by Applicant: Between 5% - 25%

Investment Value / Percentage of Applicant's Total Assets: $3,573,471 / 0.95%

Date of Initial Investment: October 5, 2011

17.	Palantir Technologies, Inc.

Palantir's is a software development company that builds data fusion platforms for integrating, managing, and securing data at massive scale.  Its focus is development of software that analyzes and organizes data through machine augmented intelligence.  Palantir's most critical innovation takes unstructured data (i.e., data not in relational databases) and converts it into a common language to allow for analysis.  Unstructured data now represents 85% of information generated by organizations and is growing exponentially.  Palantir has been issued 33 US patents and has 14 patents pending.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant's Total Assets: $33,838,830 / 8.95%

Date of Initial Investment: May 7, 2012

18.	Parchment, Inc.

Parchment has developed an electronic credentials exchange that permits transcripts and credentials to be electronically stored and delivered.  The exchange permits students, colleges/universities and employers to exchange documents seamlessly and securely.  It helps individuals and institutions deal with the growing number of students who collect college credits at multiple institutions by keeping track of those credits as they pursue a degree.  As one example, Parchment was selected by the State of Kentucky to bring the entire state transcript system online using Parchment's technology – becoming the first state to use a common transcript and electronic process for college admissions statewide.  GSV made its initial investment in Parchment in October 2012.  The company continues to develop new technologies, including partnering with OnBase by Hyland to create a complete end-to-end transcript solution.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant's Total Assets: $4,000,640 / 1.06%

Date of Initial Investment: October 1, 2012

19.	PayNearMe, Inc.

PayNearMe has developed and operates a digital payment system for individuals that don't have access to credit cards or checking accounts.  PayNearMe's and system permits users to pay in cash at retail locations (such as the Dollar Store and 7-Eleven) and transmit those payments electronically to pay rent, utility bills and loans.  PayNearMe has over 20 patents and patents pending covering its electronic payment system and method and its money transfer system, among other proprietary technologies.  Founded in 2003, PayNearMe is focused on using technology to serve the "underbanked."  The company has raised $20 million in new investments, led by GSV Capital. See Sarah Perez, "Cash-Based Payments Network PayNearMe Raises $20 M Series E, Expands Via Family Dollar Partnership", TechCrunch, Feb. 6, 2014, http://techcrunch.com/2014/02/06/cash-based-payments-network-paynearme-raises-20m-series-e-expands-via-family-dollar-partnership/

Percentage of Equity held by Applicant: Between 5% - 25%

Investment Value / Percentage of Applicant's Total Assets: $10,000,000 / 2.65%

Date of Initial Investment: December 6, 2013

20.	Silver Spring Networks, Inc.

Silver Spring Networks pioneered technology that provides the infrastructure necessary for "smart power grids," allowing for more efficient management of energy, improved grid reliability, and capital and operational savings.  GSV invested in the company on July 6, 2011, when the company had contracts for 17 million Silver Spring-enabled devices that connect homes and businesses.

It is now expanding application of its technology platform to smart water and gas meters, LED street lighting systems, traffic control systems, bus-stops and kiosks, electric vehicle chargers, parking meters and environmental meters.  See Jesse Berst, "The Next Phase of the Smart Grid is . . . Streetlights?" Smart Grid News, June 3, 2014, http://www.smartgridnews.com/artman/publish/Business_Markets_Pricing/The-next-phase-of-the-smart-grid-is-streetlights-6559.html#.VDSHSDawVr0

It is also developing an Apple-style app store for utilities. See Jesse Berst, "Finally -- an App Store for Utilities (from Silver Spring Networks)," Smart Grid News, Jan. 28, 2014, http://www.smartgridnews.com/artman/publish/Business_Strategy/Finally----an-app-store-for-utilities-from-Silver-Spring-Networks-6312.html#.VDSHcTawVr0

Silver Spring Networks has been issued 27 U.S. patents and has 63 patents pending for various wireless communications and metering systems.  The company continues to gain momentum today in its multi-application, IPv6-based smart street light and smart city solutions.  It has connected over 19 million devices on five continents, and recently announced it has further enhanced its smart street light solution with the acquisition of Streetlight Vision's technology.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant's Total Assets: $2,142,588 / 0.57%

Date of Initial Investment: July 12, 2011

21.	Solexel, Inc.

Solexel is developing low cost, high performance photovoltaic ("PV") solar technology.  Its cell design converts 25% more sunlight into electricity, weighs one-sixth of conventional systems, and may potentially be deployed in the commercial and retail rooftop market, converting aesthetically pleasing shingles to PV receptors.  Solexel expects to complete product development in late 2014 and begin commercial manufacturing in mid-2015. Solexel has over 230 patents either issued or in process.  See Johnathan Gifford, "Solexel Raises $31 Million in D-round Financing," PV Magazine (July 22, 2014), available at http://www.pv-magazine.com/news/details/beitrag/solexel-raises-31-million-in-d-round-financing_100015804/#axzz3BPNVhgYV.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant's Total Assets: $11,286,628 / 2.99%

Date of Initial Investment: June 18, 2012

22.	Spotify Technology, S.A.

Spotify is a cloud-based, new medium that allows users to have access to the music they want, from any device, anywhere in the world.  Spotify's unique technology service provides digital rights management ("DRM") restricted content from leading industry record labels to users.  DRM is a class of technologies that are used by hardware manufacturers, publishers, copyright holders and individuals with the intent to control the use of digital content and devices after sale.  Unlike other music outlets such as terrestrial, satellite radio or Internet radio services (e.g., Pandora), which dictate what song a user will hear, or music application providers such as iTunes, which allow customers to only purchase songs, Spotify users have on-demand streaming access to millions of tracks without having to purchase the songs directly.  In order to provide this service, Spotify designed a streaming protocol that worked faster than the standard one, as well as built its own peer-to-peer network , a decentralized architecture in which all the computers on it can communicate with one another.  This new technology platform also uses predictive song analytics and user data to help both human and A.I. curators select the right songs for certain activities or moods, and build customized playlists for those moments.  Spotify is also now in the process of developing a unique new marketplace that allows musicians to connect with their fans and also enables them to sell merchandise.  Spotify is a private company and GSV's initial investment occurred in August 2012.  See John Seabrook, "Revenue Streams," New Yorker (Nov. 24, 2014), available at http://www.newyorker.com/magazine/2014/11/24/revenue-streams.

23.	StormWind, LLC

StormWind provides an engaging, next-generation web training experience.  StormWind has revolutionized the IT training world by providing a new, fully immersive, online training environment.  Before StormWind, IT training (for example, on Dell servers, or VMware software) was done at an offsite location, with paper/pencil materials, and perhaps some video.  Cost was significant to send IT engineers away for 5-7 days for training, and resulted in lost productivity, poor engagement, and suboptimal retention of learning objectives.  StormWind has created an innovative way to create live and asynchronous delivery of such training, and at 25-30% of the cost of in-person IT training.  At the heart of StormWind's technology is a set of trade secrets developed over the past 5 years regarding post-production of video that utilizes technology to dramatically reduce the time and cost associated with video production.  GSV made its initial investment in StormWind in December 2011.

Percentage of Equity held by Applicant: Between 5% - 25%

Investment Value / Percentage of Applicant's Total Assets: $4,205,142 / 1.11%

Date of Initial Investment: December 16, 2011

24.	SugarCRM, Inc.

SugarCRM is an enterprise software developer of customer relationship management (CRM) tools.  Its platform is designed to deliver the agility, flexibility, and security required to equip each customer-relationship manager with the relevant information and tools they need to effectively collaborate and engage with their customer.  SugarCRM is also developing a unique client relationship manager as it has constructed an "open source" platform that, among other things, permits integration with various social media. Open-source architecture permits software developers to build upon SugarCRM's tools.  SugarCRM has 5 issued patents and 16 patents pending.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant's Total Assets: $9,379,673 / 2.48%

Date of Initial Investment: September 12, 2012

25.	Totus Solutions, Inc.

Totus Solutions is a leading developer of outdoor lighting based security platform systems.  These systems combine optimized outdoor LED street lighting (reducing power costs) together with 360 degree monitoring, trigger alerts, and infrared imaging.  When motion is detected, the LED lights are used as a deterrent by flashing or alternating brightness to ward off criminal activities.  Totus is currently developing lighting and surveillance solutions for mobile stations used in the oil and gas, communication, and construction industries.  GSV made its initial investment in the company in July 2012.  Totus has two patents pending in the area of networked modular security and lighting device grids.  Totus Security Platforms are lauded as "New Product of the Year by Security Products" and received the "Top Innovative Technology Honor from Security Sales and Integration."  See Press Release, Totus Solutions, Totus Solutions Named a Top Technology Innovation Company Among 30 Other Selections (Dec. 12, 2013), available at http://www.totus-solutions.com/totus-solutions-named-a-top-technology-innovation-company-amongst-30-other-selections/.

Percentage of Equity held by Applicant: Between 5% - 25%

Investment Value / Percentage of Applicant's Total Assets: $3,750,839 / 0.99%

Date of Initial Investment: July 20, 2012

26.	Twitter, Inc.

Twitter is a media company that has revolutionized the way people create, distribute and communicate through the Internet via a unique delivery system it developed.  Twitter invented what is commonly referred to as the "tweet" and "hashtag" functionality that enables people to instantly deliver a message to "followers" or enables them to follow a trending story or topic occurring anywhere in the world.  When GSV first invested in 2011, the firm was still privately held and more than 50% of its employees were engineers developing new technologies designed to expand and further commercially exploit its social network.  Twitter has been awarded six patents, and has approximately 80 patents pending globally on its innovative technologies.  One patent was received for a new technology called device independent message distribution platform, which translates messages based on the destination user information and message endpoints and transmits the message to each endpoint of the message across Short Messaging Service (SMS), Instant Message (IM) and email, essentially enabling text messaging, instant messaging and email messaging to communicate.  Twitter is also developing sophisticated proprietary algorithms that match advertiser demand with users by placing promoted accounts into a user's Twitter experience in a way that optimizes both the user experience and the value Twitter delivers to advertisers.  The future profitability of Twitter and the success of GSV's investment will depend upon Twitter successfully developing these new technologies.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant's Total Assets: $102,822,460 / 27.21%

Date of Initial Investment: August 22, 2011

27.	Violin Memory, Inc.

Violin Memory is a leading developer and provider of flash-based (solid state) data storage systems.  These systems are designed to improve the performance of memory on computers by reducing the power and space requirements.  They are beginning to replace storage systems that have historically used spinning hard drives for enterprise storage, improving speed while reducing storage costs and energy consumption.  This rapidly developing technology supports many of the new social networking and cloud-based systems.  GSV invested in Violin Memory in April 2012, when the company was still privately held.  The company has been issued 21 US Patents, and has 55 patents pending.  The technology has recently been described in Virtual-Strategy Magazine.  See Eric Herzog, "Is Your Storage Saving You Money?  4 Ways Flash Solutions Cut Virtualization Costs," Virtual-Strategy Magazine, Aug. 20, 2014, http://www.virtual-strategy.com/2014/08/20/your-storage-saving-you-money-4-ways-flash-solutions-cut-virtualization-costs?page=0,0#axzz3BM196K4Y.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant's Total Assets: $4,204,068 / 1.11%

Date of Initial Investment: April 11, 2012

28.	ZocDoc, Inc.

ZocDoc has developed and is operating a web site that permits patients to find doctors in their vicinity and schedule appointments in a manner similar to the way diners can make a reservation on Open-Table.  Users seeking a specific doctor can search through ZocDoc's database and can also see date and time of availability.  ZocDoc improves scheduling efficiency and helps fill up cancelled appointments quickly.  ZocDoc is currently expanding its platform to develop additional solutions that integrate a patient's insurance policy directly when an appointment is booked, eliminating the need for additional time spent on documentation at a doctor's office.  In addition, ZocDoc has begun to develop digital health solutions that companies can provide their employees as part of corporate wellness programs.  GSV made its initial investment in the company in November 2011.  ZocDoc has been issued one patent and has 14 patent applications pending.  See Parmy Olson, "ZocDoc is Raising $150 Million at 1.6 Billion Valuation as Digital Health Heats Up," Forbes (June 24, 2014), available at, http://www.forbes.com/sites/parmyolson/2014/06/24/zocdoc-healthcare-funding-valuation-digital-health.  See also "Is ZocDoc Raising a New Nine Digit Round?," VC Experts, https://vcexperts.com/landing/show/ZocDocValuation.

Percentage of Equity held by Applicant: Less than 5%

Investment Value / Percentage of Applicant's Total Assets: $6,123,024 / 1.62%

Date of Initial Investment: November 15, 2011

SCHEDULE B

Other Portfolio Companies

Applicant does not assert that the following portfolio companies are engaged in the business activities required by Section 851(e).

1.	AlwaysOn, Inc.

AlwaysOn is a digital media and social networking platform focused on the "Global Silicon Valley" that includes a content publishing system, a dynamic data system ranking activities around financing and company growth and a communication system.

2.	Avenues Global Holdings LLC

Avenues is developing a global network of elite, pre-K through Grade 12 private schools.  Avenues is also planning to launch an online version of its curriculum over the next few years.

3.	Curious.com Inc.

Curious provides online short-format video-based education content in the form of interactive lessons that help people learn on their own time.  It also provides a range of free, easy-to-use tools for teachers that enable them to market, share, and monetize their lessons to millions of learners.

4.	CUX, Inc. (d/b/a CorpU)

CorpU has developed a platform to bring corporate training online for companies.  Through CorpU's proprietary software stack (CorpU Academy), CorpU provides executive education online with academic institutions, authors, and experts at significantly less cost than traditional executive education programs.

5.	Dailybreak, Inc.

Dailybreak provides brands with an opportunity to engage their customer base through a challenge-based, interactive, advertising system.  Individuals who engage these "challenges," which are actually "gamified" advertisements, are rewarded with prizes and coupons for their efforts.

6.	Fullbridge, Inc.

Fullbridge aims to be the leading company addressing the college-to-workplace skills gap in young people worldwide, assisting college graduates around the world to get good jobs and to make an immediate impact in those jobs.  Fullbridge's curriculum provides immersive, rigorous and engaging programs that simulate the modern workplace in pace and expectations, with an emphasis on team deliverables and on both hard and soft skills.

7.	Gilt Groupe, Inc.

Gilt provides an e-commerce experience focusing on customer service and designer brands and services.

8.	Global Education Learning (Holdings) Ltd.

Global Education Learning ("GEL") is a company focused on capitalizing on the opportunities in the early education market in China.  GEL has a highly differentiated roll-up strategy across early education products, services, learning centers, and retail concepts. GEL has created the most popular parenting portal in China, Yaolan.com, which GEL monetizes through ad revenue, e-commerce and data sales.

9.	Maven Research, Inc.

Maven is a pioneer in the emerging field of "knowledge logistics."  It has developed a software platform that helps customers connect with subject matter experts from a network of over 150,000 individuals from around the world on a broad array of topics.

10.	NestGSV, Inc.

NestGSV is an entrepreneurial education company that utilizes a comprehensive, services-driven model to provide a community-based reservoir of resources for entrepreneurs in emerging technology businesses.

11.	NestGSV Silicon Valley, LLC

NestGSV Silicon Valley is an entrepreneurial education company that operates a campus providing residency and full life cycle support for startups, including mentoring, education, legal services, financial services, and access to technology partners.

12.	Neuron Fuel, Inc. (d/b/a Tynker)

Tynker's computing platform helps children develop "STEM" (i.e., science, technology, engineering and math), critical thinking skills and programming skills in an intuitive and imaginative way.

13.	NewZoom, Inc. (d/b/a ZoomSystems)

ZoomSystems provides automated retail services through its ZoomShops, which are small-format, unmanned stores designed for high traffic locations (e.g., airports, malls, etc.).

14.	oDesk Corporation

oDesk is a global online work platform that allows clients to interview, hire and work with freelancers and agencies through the company's platform.

15.	Ozy Media, Inc.

Ozy Media is a new digital media and online cultural magazine that seeks to provide daily articles on what is new and exciting in the world.

16.	The rSmart Group, Inc.

rSmart enables colleges and universities to shift from traditional, proprietary enterprise resource planning ("ERP") software to, open source technologies using community-developed Kuali software.

17.	SharesPost, Inc.

SharesPost is a specialist in matching the supply of shares in late-stage, venture-backed companies with broad investor demand for shares in those same companies.

18.	SinoLending Ltd. (a.k.a. Dianrong)

Dianrong is a Chinese peer-to-peer lending company headquartered in Shanghai, China.

19.	Strategic Data Command, LLC

Strategic Data is an investment in Silicon Valley Data Science is a big data and data science company that specializes in big data applications that create meaningful business impact.

20.	TrueCar, Inc.

TrueCar has developed a transparent and efficient data-driven online car-buying marketplace that provides buyers with real-time pricing data on new and used cars and enables them to connect with a network of TrueCar Certified Dealers.

21.	Whittle Schools, LLC

Whittle Schools is a derivative investment in Avenues.  See above for a description of Avenues.

EXHIBIT LIST

A	Resolutions adopted by the board of directors of GSV Capital Corp.
B	Proposed form of Certification.

EXHIBIT A

RESOLUTIONS BY THE BOARD OF DIRECTORS OF GSV CAPITAL CORP.

GSV CAPITAL CORP.
Resolutions by the Board
December 3, 2013

RESOLVED, that the officers of the Company (the "Officers"), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the 851(e) Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the 851(e) Application and any additional applications for 851(e) relief as are determined necessary, advisable or appropriate by any of the Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

A-1

EXHIBIT B

PROPOSED FORM OF CERTIFICATION

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. __________

In the Matter of

GSV CAPITAL CORP.
2925 Woodside Road
Woodside, CA  94062

(812-14246)

CERTIFICATION PURSUANT TO SECTION 851(e) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED

GSV Capital Corp. ("GSV Capital"), which has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"), has filed an application on [DATE] for a certification, pursuant to Section 851(e) of the Internal Revenue Code of 1986, as amended (the "Code"), that GSV Capital was, during the fiscal year ended December 31, 2013, principally engaged in the furnishing of capital to other corporations which are principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available (collectively, "Development Corporations").

GSV Capital proposes to qualify as a "regulated investment company" under Section 851(a) of the Code pursuant to Section 851(e) of the Code. Section 851(b) of the Code imposes certain portfolio diversification requirements on investment companies that seek to qualify as a regulated investment company.  Section 851(e) of the Code provides an exemption from these diversification requirements if the investment company, among other things, obtains a certification from the Securities and Exchange Commission (the "Commission") that the investment company is principally engaged in the furnishing of capital to other corporations which are Development Corporations.

In support of the application, GSV Capital has submitted a detailed description of each of the companies in GSV Capital's portfolio during the fiscal year ended December 31, 2013, that GSV Capital believes to be Development Corporations.

The following table shows the composition of the total assets of GSV Capital as of the end of each of the calendar quarters ended March 31, June 30, September 30 and December 31, 2013, as set forth in the application.

B-1

Assets	Mar. 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013
Investments in portfolio companies that Applicant believes are development corporations (i.e., are engaged in the business activities required by Section 851(e))	$172,092,299	$192,486,128	$205,861,919	$297,237,399
Investments in portfolio companies that Applicant does not assert to be development corporations	$50,062,306	$51,712,358	$47,121,527	$58,146,254
Cash and cash equivalents	$22,818,379	$4,634,110	$67,310,704	$18,106,667
Other assets	$447,253	$326,398	$4,236,530	$4,457,238
Total assets	$245,420,237	$249,158,994	$324,530,680	$377,947,558

As reflected in the table above, Development Corporations comprised the following percentages of the total assets less cash equivalents of GSV Capital at the end of each calendar quarter of 2013:  March 31, 77.3%; June 30, 78.7%; September 30, 80.0%; and December 31, 82.6%.  Accordingly, on the basis of the information set forth in the application, it appears that GSV Capital was principally engaged in the furnishing of capital to Development Corporations within the intent of Section 851(e) of the Code for the fiscal year ended December 31, 2013.

IT IS THEREFORE CERTIFIED to the Secretary of the Treasury, or his delegate, pursuant to Section 851(e) of the Code, that GSV Capital, which has elected to be regulated as a business development company under the 1940 Act was, for the twelve months ending December 31, 2013, principally engaged in the furnishing of capital to other corporations which are principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

B-2